FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of April 2016

SANTANDER UK GROUP HOLDINGS PLC

(Translation of registrant’s name into English)

2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

The registrant hereby incorporates all parts, except for “Appendix 4 – Supplementary consolidated information for Santander UK plc and its controlled entities” on page 23, of this Report on Form 6-K by reference into Registration Statement no. 333-207355 filed by the registrant with the Securities and Exchange Commission on Form F-3ASR under the Securities Act of 1933.

The “Appendix 4 – Supplementary consolidated information for Santander UK plc and its controlled entities” furnished herewith in this Report on Form 6-K on page 23 shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, and is not incorporated by reference into this Report on Form 6-K nor any filing of the registrant, whether made before or after the date hereof, regardless of any general incorporation language in such filing. In addition, this Report on Form 6-K contains references to websites of the registrant and its affiliates. The registrant is not incorporating by reference any information posted on such websites.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANTANDER UK GROUP HOLDINGS PLC

Dated: 29 April 2016	By /s/ Shaun Coles
(Authorised Signatory)

Quarterly Management Statement, 31 March 2016

The information contained in this Quarterly Management Statement and in the Appendices is unaudited and does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 or interim financial statements in accordance with International Accounting Standard 34 ‘Interim Financial Reporting’.

This statement provides a summary of the unaudited business and financial trends for the three months ended 31 March 2016 for Santander UK Group Holdings plc and its subsidiaries (Santander UK), including its principal subsidiary Santander UK plc. Unless otherwise stated, references to results in previous periods and other general statements regarding past performance refer to the business results of the same period in 2015.

Supplementary information for Santander UK plc, the principal subsidiary of Santander UK Group Holdings plc, is included in Appendix 3.

A glossary of the main terms used in the Quarterly Management Statement is available in Appendix 2 and on our website at www.santander.co.uk/uk/about-santander-uk/investor-relations-glossary.

Santander UK Group Holdings plc

Quarterly Management Statement

for the three months ended

31 March 2016

Contacts
Bojana Flint	Head of Investor Relations	020 7756 6474
Andy Smith	Head of Media Relations	020 7756 4212
For more information:	www.aboutsantander.co.uk	ir@santander.co.uk

Santander UK Group Holdings plc	1

Quarterly Management Statement, 31 March 2016

Profit before tax of £532m, up 13% versus Q1’15

131,000 new 1I2I3 World customers and net lending to corporates of £1.1bn in Q1’16

“I am pleased to report a solid start to 2016, underpinned by strong business flows and lower loan loss provisions. We had net lending growth across all three customer business segments, with an improved NPL ratio of 1.53%.

1I2I3 World customer numbers continue to grow, benefiting from the improvements in the retail customer experience. Our support for UK companies continued with lending up 10% to £27.5bn year on year, despite an increasingly competitive market. Alongside this, gross mortgage lending was £7.1bn with net mortgage lending of £1.3bn.

We expect the improving trend in UK lending growth seen in 2015 to continue, but are conscious of prevailing market volatility from macro-economic and geopolitical factors, uncertain prospects for policy interest rates, and the upcoming UK referendum on EU membership.

Our purpose is to help people and businesses prosper – becoming a bank that is Simple, Personal and Fair. Building upon the strong foundations already in place, we are well positioned as a full-service scale challenger to deliver on our 2018 strategy and continue to give value to customers.”

Nathan Bostock, Chief Executive Officer

Q1’16 business and financial highlights 1

•	Growth in retail current account balances of £3.6bn to £56.8bn; we continue to make net gains in the current account switcher market.

•	Banking NIM [5] of 1.78%, impacted by continued asset margin pressure and SVR attrition.

•	Good progress in Commercial Banking with deeper relationships driving growth in ancillary services.

•	Cost discipline has resulted in stable operating expenses for the last six quarters, with digitalisation and product simplification supporting operational efficiency.

•	Robust credit quality in all loan books, with an improved NPL ratio of 1.53%.

•	Improved adjusted RoTE of 11.0% [2]. CET 1 ratio of 11.6% and leverage ratio of 4.0%.

Income statement highlights	Q1’16 £m	Q4’15 £m	Q1’15 £m
Net interest income	885	900	885
Non-interest income [3]	270	244	258
Operating expenses before impairment losses, provisions and charges	(599)	(604)	(602)
Impairment losses on loans and advances	(13)	(14)	(53)
Provisions for other liabilities and charges	(11)	(608)	(18)
- of which Payment Protection Insurance (PPI)	—	(450)	—

Profit / (loss) before tax	532	(82)	470

Adjusted profit before tax [4,5]	532	368	470

Balance sheet highlights	31.03.16 £bn	31.12.15 [4] £bn	31.03.15 £bn
Customer loans	200.9	198.6	194.2
- of which mortgages	154.1	152.8	149.7
- of which corporates	27.5	26.4	25.0
Customer deposits	163.3	162.3	154.6
Loan-to-deposit ratio (LDR)	122%	121%	124%
CET 1 capital ratio	11.6%	11.6%	11.6%
PRA end point Tier 1 leverage ratio	4.0%	4.0%	3.7%

1.	See Appendix 1 for notes and Appendix 2 for definitions.
2.	Adjusted RoTE [5] of 11.0% is annualised and adjusted for the UK Bank Levy and FSCS phasing that in 2015 amounted to £101m and £76m, respectively. RoTE [5] was 12.5%. See Appendix 1.
3.	Comprised of ‘Net fee and commission income’ and ‘Net trading and other income’.
4.	See Appendix 1 for detail on the adjusted figures and ratios excluding the £450m PPI, including Plevin, provision charge for Q4’15.
5.	Non-IFRS measure. See Appendix 1.

Santander UK Group Holdings plc	2

Quarterly Management Statement, 31 March 2016

On track to deliver on our 2016-18 commitments 1

Our 2018 commitments were established in September 2015, when we refined our proven and successful strategy to become a fully customer-focused and better diversified bank. The key to our success will be the focus on our people and behaviours, while delivering a culture of Simple, Personal and Fair, and being deeply engaged in the communities in which we operate.

Our focus for the next three years will be centred on the following five strategic priorities:

•	Live the Santander Way through our behaviours

•	Grow customer loyalty and market share

•	Deliver operational and digital excellence

•	Achieve consistent, growing profitability and a strong balance sheet

•	Support communities through skills, knowledge and innovation

Our 2018 targets, in line with our aim to be the best bank for our stakeholders, are outlined below:

Customers	2018 target	31.03.16	31.12.15
Loyal retail customers (million)	4.7	3.7	3.7
Loyal SME and Corporate customers	308,000	266,000	266,000
Retail customer satisfaction (FRS) [2]	Top 3	62.5%	62.9%
Digital customers (million) [3]	6.5	4.2	3.9

•	Our loyal retail customer base continues to grow, although at a slightly slower rate than in 2015, with total liabilities by customers with a primary banking relationship up 3% to £88.4bn. [4]

•	Our client-centric infrastructure and an award winning international proposition continued to improve the depth of customer relationships and to drive business growth with UK companies.

•	FRS reported our retail customer satisfaction remains in line with the average of our three highest performing peers on a rolling 12 month basis, 62.5% versus 62.1% for Mar’16, respectively. Further improvement in customer satisfaction remains at the heart of our plans.

•	Digital customers increased in the quarter, as we continue to improve our digital proposition to create a seamless customer experience. In Mar’16, we were the first UK bank to introduce voice banking technology to our mobile SmartBank app.

Shareholders	2018 target	31.03.16	31.12.15
Adjusted Return on Tangible Equity (Adjusted RoTE) 5 / RoTE [7]	12% - 14%	11.0%	8.2%
Cost-to-income ratio (CIR)	< 50%	52%	53%
CET 1 capital ratio [6]	c.12%	11.6%	11.6%
Non-performing loan (NPL) ratio	< 1.50%	1.53%	1.54%
Dividend payout ratio	50%	N/A	50%

•	Adjusted RoTE [5] improved to 11.0%, with strong commercial momentum, lower provision costs and mark-to-market effects of hedging instruments, offsetting the adverse impact of the bank corporation tax surcharge. RoTE was 12.5%.

•	CIR improved to 52%, absorbing ongoing investment and capturing operational and digital efficiencies.

•	CET 1 capital ratio was 11.6%, with profits in the quarter offset by higher RWAs in line with asset growth.

•	The NPL ratio improved to 1.53%, with all loan books performing well.

1.	See Appendix 1 for notes and Appendix 2 for definitions.
2.	Customer satisfaction as measured by the Financial Research Survey (FRS) run by GfK. See Appendix 1 for full definition.
3.	2015 digital customers were restated to include Business Banking customers within Retail Banking.
4.	Includes combined banking and savings balances of customers with a primary 1I2I3 Current Account or other primary current account.
5.	Adjusted RoTE [7] of 11.0% is annualised and adjusted for the UK Bank Levy and FSCS phasing that in 2015 was £101m and £76m, respectively. See Appendix 1.
6.	2015 CET1 capital ratio excluding the £450m PPI, including Plevin, provision charge would have been 11.9% [7]. See Appendix 1.
7.	Non-IFRS measure. See Appendix 1.

Santander UK Group Holdings plc	3

Quarterly Management Statement, 31 March 2016

Summarised consolidated income statement [1]	Q1’16 £m	Q1’15 £m	Change %	Q4’15 £m	Change %
Net interest income	885	885	—	900	(2)
Non-interest income [2]	270	258	5	244	11

Total operating income	1,155	1,143	1	1,144	1

Total operating expenses before impairment losses, provisions and charges	(599)	(602)	—	(604)	(1)

Impairment losses on loans and advances	(13)	(53)	(75)	(14)	(7)
Provisions for other liabilities and charges	(11)	(18)	(39)	(608)	(98)
- of which PPI [3]	—	—	—	(450)	n.m.

Total operating impairment losses, provisions and charges	(24)	(71)	(66)	(622)	(96)

Profit / (loss) before tax	532	470	13	(82)	n.m.

Tax on profit	(154)	(93)	66	(73)	111

Profit / (loss) after tax for the period	378	377	—	(155)	n.m.

Income Statement analysis Q1’16 compared to Q1’15

•	Net interest income benefited from an extra day in the quarter, increased lending and liability margin improvement. This was offset by continued Standard Variable Rate (SVR) attrition and asset margin pressure, resulting in a Banking NIM [4] of 1.78%.

•	Non-interest income was up 5% at £270m, with higher 1I2I3 Current Account fees, offset by lower retail net banking fees. We have also seen growth in ancillary fee income offset by lower lending fees, as well as strong demand for our derivative and cash sales activities, from Corporates. In the Corporate Centre, non-interest income was higher due to mark-to-market movements of risk management instruments.

•	Operating expenses before impairment losses, provisions and charges were broadly flat, as we continue to absorb investment in business growth, regulatory compliance and the continued enhancements to our digital channels. Regulatory costs in the quarter, included £15m of Banking Reform costs held in the Corporate Centre, without which overall expenses were down 3%.

•	Impairment losses on loans and advances were significantly lower at £13m, with retail and corporate loans performing well in a supportive economic environment. Retail Banking benefited from a £35m release in mortgage provisions as a result of the growth in house prices and the continued strong credit quality of the portfolio with lower write-offs and charges.

•	Provisions for other liabilities and charges were 39% lower at £11m, primarily driven by lower conduct costs.

•	Tax on profit increased 66% to £154m, due to the 8% bank corporation tax surcharge and higher profits. This increase was partially offset by the reduction in the main corporation tax rate from 21% to 20%.

Q1’16 compared to Q4’15

Variances largely followed the trends outlined for Q1’16 versus Q1’15, with the following notable exceptions:

•	Net interest income declined to £885m, due to normal seasonality.

•	Provisions for other liabilities and charges fell to £11m, reflecting the timing of charges for UK Bank Levy and lower charges for PPI and other conduct matters in 2015.

•	Profit after tax for the period was higher in Q1’16, primarily driven by lower provision charges in the quarter, and partially offset by higher taxes on profit.

1.	See Appendix 1 for notes and Appendix 2 for definitions.
2.	Comprised of ‘Net fee and commission income’ and ‘Net trading and other income’.
3.	See Appendix 1 for detail on the adjusted figures and ratios excluding the £450m PPI, including Plevin, provision charge in Q4’15.
4.	Non-IFRS measure. See Appendix 1.

Santander UK Group Holdings plc	4

Quarterly Management Statement, 31 March 2016

Ring-fencing update

•	We continue to work closely with regulators on developing our business model to comply with ring-fencing requirements and submitted our near final plans to both the PRA and FCA on 29 January 2016.

•	We expect to provide an update on our ring-fencing approach around our H1’16 results, keeping all our stakeholders updated as we transition towards our target business model and legal structure.

•	As part of the ring-fence planning, we have commenced the realignment of the wholesale funding structure of our operating companies, Santander UK plc and Abbey National Treasury Services plc (ANTS).

As of 1 June 2016, Santander UK plc will become the issuer in respect of all existing senior medium term wholesale securities issued by ANTS and, going forward, Santander UK plc will be the issuer under each of the wholesale funding programmes. 1

Except for the covered bonds, which will continue to have the secured guarantee of Abbey Covered Bonds LLP, all notes transferred to Santander UK plc by ANTS and all notes issued by Santander UK plc in the future under the wholesale funding programmes will be the sole liability of Santander UK plc and will not be guaranteed by any other entity.

2016 Outlook

•	We expect the improving trend in UK lending growth seen in 2015 to continue, but remain conscious of prevailing market volatility from macro-economic and geopolitical factors, uncertain prospects for policy interest rates, and the upcoming UK referendum on EU membership.

•	We expect the Banking NIM [2] for 2016 to decline further, from 1.80% at Q4’15, predicated on no change to the Bank of England base rate in 2016. The resulting decline is driven by increased lending market liquidity and competitive pressures on asset margins, as well as continued SVR attrition. Offsetting net interest income pressure, we see opportunities across all our customer business segments and are confident that with a full-service commercial offering and the previously announced 1I2I3 World fee and cashback changes, we can drive fee income growth.

•	We expect our net mortgage lending to grow in line with the market, and the decline in SVR mortgage balances to be slightly less than the net £8.1bn reduction in 2015. Furthermore, we expect mortgage impairment losses to remain broadly stable, in line with the cyclically low levels experienced in 2015.

•	By focusing on loyalty and deeper relationships, continuing to develop the momentum in our Commercial Banking and GCB businesses, relentless focus on operational and digital excellence and our strong balance sheet, we believe we have the resilience and capabilities to sustain profitability and deliver on our refined strategy.

•	Since 31 March 2016, the trends evident in the business operating results have not changed significantly.

1.	Existing senior medium term wholesale securities: €60 million Guaranteed Step-Down Fixed / Inverse Floating Rate Notes due 2019 and £166,995,000 Zero Coupon Amortising Guaranteed Notes due 2038, and all outstanding securities under the wholesale funding programmes: the US $30 billion Euro Medium Term Note Programme (EMTN), the €35 billion Global Covered Bond Programme and the U.S. Registered Debt Shelf Programme.
2.	Non-IFRS measure. See Appendix 1.

Santander UK Group Holdings plc	5

Quarterly Management Statement, 31 March 2016

Summary of segmental balance sheet assets and liabilities [1]	31.03.16 £bn	31.12.15 £bn
Customer loans
Retail Banking	166.0	164.8
Commercial Banking	21.2	20.9
Global Corporate Banking	6.3	5.5
Corporate Centre	7.4	7.4

Total customer loans	200.9	198.6

Other assets	87.8	82.8

Total assets	288.7	281.4

Customer deposits
Retail Banking	138.9	137.3
Commercial Banking	18.1	18.1
Global Corporate Banking	3.0	3.0
Corporate Centre	3.3	3.9

Total customer deposits	163.3	162.3

Other liabilities	109.2	103.4

Total liabilities	272.5	265.7

Summarised consolidated capital, leverage, liquidity and funding [1]	31.03.16 £bn	31.12.15 £bn
Capital and leverage
CET 1 capital	10.0	10.0
Total qualifying regulatory capital	14.8	14.9
Risk Weighted Assets (RWAs)	86.5	85.8
CET 1 capital ratio [3]	11.6%	11.6%
Total capital ratio [4]	17.1%	17.4%
PRA end point Tier 1 leverage ratio [3]	4.0%	4.0%
Liquidity
Liquidity Coverage Ratio (LCR)	124%	120%
LCR eligible liquidity pool	36.4	38.7
Funding
Total wholesale funding	65.6	64.7
- of which with a residual maturity of less than one year	22.1	21.1
Liquid assets coverage of wholesale funding with a residual maturity of less than one year	165%	183%

1.	See Appendix 1 for notes and Appendix 2 for definitions.
2.	Non-controlling interest refers to other equity instruments issued by Santander UK plc and PSA Finance UK Limited (PSA cooperation), a cooperation between Santander Consumer (UK) plc and Banque PSA Finance, SA (accounted for as a subsidiary). See Appendix 1.
3.	2015 CET 1 capital ratio and PRA end point Tier 1 leverage ratio excluding £450m PPI, including Plevin, provision charge would have been 11.9% [5] and 4.1% [5], respectively. See Appendix 1.
4.	Total capital ratio of 17.1% was impacted by the transitional treatment of minority interests and grandfathering rules. See Capital and leverage section on page 7.
5.	Non-IFRS measure. See Appendix 1.

Santander UK Group Holdings plc	6

Quarterly Management Statement, 31 March 2016

Balances

•	Customer loans grew £2.3bn to £200.9bn, with net increases of £1.3bn in residential mortgage balances and £1.1bn in corporate lending.

•	Other assets, which consist largely of cash, derivatives, government securities, investment portfolios and joint venture assets, increased £5.0bn reflecting our prudent prepositioning ahead of potential market volatility in the run-up to the UK/EU referendum.

•	Customer deposits increased £1.0bn to £163.3bn, as we focused on retaining and originating accounts held by more loyal customers. Retail Banking current account balances grew £3.6bn to a total of £56.8bn, partially offset by lower savings balances.

•	The LDR increased to 122%, with strong net lending partially offset by the continued growth in the Retail Banking current account balances.

Capital and leverage

•	The CET 1 capital ratio of 11.6% was impacted by marginally higher RWAs that were offset by higher profits. The PRA end point Tier 1 leverage ratio was 4.0%.

•	The total capital ratio decreased to 17.1%, due to the transitional impact of the CRD IV Minority Interest and grandfathering rules.

•	RWAs were up 0.8% to £86.5bn, broadly in line with asset growth, particularly mortgages.

Liquidity and funding

•	The LCR eligible liquidity pool decreased £2.3bn to £36.4bn, reflecting lower liquidity requirements, largely due to the phasing of short term funding and medium term maturities. Wholesale funding with a residual maturity of less than one year was slightly higher at £22.1bn. The LCR eligible liquidity pool significantly exceeded wholesale funding of less than one year, with a 165% coverage ratio.

•	MTF issuance was c.£4.2bn (sterling equivalent) of which £3.4bn was senior unsecured debt, successfully front-loading the issuance in the run up to the UK/EU referendum and potential market uncertainty.

•	We received further clarity in 2015 regarding the total loss absorbing capacity (TLAC) requirement and the minimum requirement for own funds and eligible liabilities (MREL). We believe the most efficient way of meeting the majority of our requirements will be through the issuance of senior unsecured debt from our holding company, downstreamed to our operating company in a compliant form.

•	There were no drawdowns in the quarter of UK Treasury Bills under the Funding for Lending Scheme (FLS).

Conduct remediation

•	The remaining provision for PPI redress and related costs amounted to £436m, which included £450m of additional provisions made for Q4’15. Monthly utilisation, excluding pro-active customer contact, during the quarter was in line with the 2015 average.

•	Although we are comfortable with our current position, we will continue to review our provision levels in respect of recent claims experiences and the observed impact of the two-year deadline.

•	Existing non-PPI related conduct provisions amounted to £166m, relating predominantly to wealth and investment products.

Santander UK Group Holdings plc	7

Quarterly Management Statement, 31 March 2016

Credit quality 1

31.03.16	Customer loans £bn	NPLs £m	NPL ratio %	NPL coverage %	3M Gross write-offs £m	Loan loss allowance £m
Retail Banking	166.0	2,354	1.42	31	50	721
Residential mortgages	154.1	2,233	1.45	17	9	381
Consumer finance and other unsecured lending	11.9	121	1.02	281	41	340
Commercial Banking	21.2	609	2.87	41	5	249
Global Corporate Banking	6.3	10	0.16	340	—	34
Corporate Centre	7.4	105	1.42	103	—	108

	200.9	3,078	1.53	36	55	1,112

31.12.15	Customer loans £bn	NPLs £m	NPL ratio %	NPL coverage	12M Gross write-offs £m	Loan loss allowance £m
Retail Banking	164.8	2,373	1.44	32	212	762
Residential mortgages	152.8	2,252	1.47	19	40	424
Consumer finance and other unsecured lending	12.0	121	1.01	279	172	338
Commercial Banking	20.9	586	2.80	44	83	260
Global Corporate Banking	5.5	10	0.18	330	28	33
Corporate Centre	7.4	87	1.18	117	45	102

	198.6	3,056	1.54	38	368	1,157

•	The total NPL ratio improved to 1.53%, with all loan books performing well in a supportive economic environment.

•	The Retail Banking NPL ratio decreased to 1.42%, as a result of lower mortgage NPLs and overall growth in retail assets.

•	The residential mortgages NPL ratio decreased to 1.45%, with impairment releases and the decrease in NPL and coverage ratios reflecting the continued good performance of the portfolio supported by low interest rates and rising house prices.

•	The consumer finance and other unsecured lending NPL ratio was mostly unchanged reflecting the quality of the loan book and conservative lending criteria.

•	The Commercial Banking NPL ratio increased to 2.87%, due to a single loan of £50m that moved to non-performance, but with high quality collateral assets held against it.

•	The Global Corporate Banking NPL ratio decreased to 0.16%, due to an overall growth in assets.

•	The Corporate Centre NPL ratio increased to 1.42%.

1.	See Appendix 1 for notes and Appendix 2 for definitions.

Santander UK Group Holdings plc	8

Quarterly Management Statement, 31 March 2016

	31.03.16		31.12.15
Mortgage product and interest rate profile	£bn of total stock	% of total stock	£bn of total stock	% of total stock
Fixed rate	86.6	56	82.6	54
Variable rate	34.1	22	34.4	23
Standard Variable Rate	33.4	22	35.8	23

•	The proportion of SVR loan balances and variable rate mortgages both decreased to 22% and fixed rate mortgages increased to 56%. This was driven by new business flows and consumer sentiment over expected future interest rate movements as well as the availability of competitively priced fixed rate products.

•	The mortgage borrower mix remained broadly unchanged, driven by underlying stability in target market segments, product pricing and our distribution strategy. Home movers and re-mortgagers represented 44% and 33% of total stock respectively, with first-time buyers at 19% and buy-to-let (BTL) at 4%.

	31.03.16		31.12.15
Mortgage geographical distribution	£bn of total stock	% of total stock	£bn of total stock	% of total stock
East Anglia	4.9	3	4.9	3
London	36.5	24	35.6	23
Midlands	15.9	10	15.9	10
North and North West	15.8	10	15.8	10
Northern Ireland	4.0	3	4.0	3
Scotland	7.2	5	7.3	5
South East excluding London	45.4	29	44.8	30
South West and Wales	17.0	11	17.0	11
Yorkshire and Humberside	7.4	5	7.5	5

•	Average loan size for new business has increased in line with the overall rise in house prices, at £202,000 for the UK overall, £266,000 for the South East including London and £141,000 for the rest of the UK. The loan-to-income multiple [1] of mortgage lending in Mar’16 was 3.12 (Dec’15: 3.10).

	31.03.16		31.12.15
Mortgage loan-to-value (LTV)	New business %	Stock %	New business %	Stock %
Up to 50%	16	41	16	40
>50-75%	43	42	41	42
>75-85%	26	10	27	10
>85-100%	15	5	16	6
>100%	—	2	—	2

Simple average	65	45	65	45

•	We maintained our prudent lending criteria, with an average LTV of 65% on new lending. Our lending with an LTV of over 85% accounted for 15% of new business flow.

•	Stock LTV at 45% was broadly unchanged, supported by house price increases and the supportive economic environment, facilitating capital repayments by borrowers.

1.	Average earnings multiple of new business at inception in the three months ended 31 Mar’16 and the year ended 31 Dec’15.

Santander UK Group Holdings plc	9

Quarterly Management Statement, 31 March 2016

Retail Banking

Retail Banking offers a wide range of products and financial services to individuals and small businesses through a network of branches and ATMs, as well as through telephony, digital, mobile and intermediary channels. Retail Banking also includes Santander Consumer Finance, predominantly a vehicle finance business.

	Q1’16	Q1’15	Change	Q4’15	Change
Summary income statement	£m	£m	%	£m	%
Net interest income	740	744	(1)	745	(1)
Non-interest income [1]	136	138	(1)	117	16

Operating income	876	882	(1)	862	2

Operating expenses before impairment losses, provisions and charges	(431)	(447)	(4)	(450)	(4)
Impairment losses on loans and advances	(14)	(51)	(73)	6	(333)
Provisions for other liabilities and charges	(11)	(18)	(39)	(574)	(98)
- of which PPI	—	—	—	(450)	n.m.

Profit / (loss) before tax	420	366	15	(156)	(369)

Income statement analysis (Q1’16 compared to Q1’15)

•	Net interest income decreased 1%, driven by reduced margins on mortgage stock and continued pressure on new lending margins that was partially offset by higher asset volumes.

•	Non-interest income decreased 1%, with higher 1I2I3 Current Account fees more than offset by lower credit card income from interchange and reduced investment fees.

•	Operating expenses before impairment losses, provisions and charges fell slightly with network efficiencies offsetting continued investment in the growth of the business, digital enhancements and regulatory compliance costs.

•	Impairment losses on loans and advances decreased 73%, mainly due to a £35m release in mortgages driven by the growth in house prices and the continued strong credit quality of the portfolio with lower write-offs and charges.

•	Provisions for other liabilities and charges decreased 39%, primarily driven by lower conduct costs.

Balances	31.03.16 £bn	31.12.15 £bn
Customer loans	166.0	164.8
- of which mortgages	154.1	152.8
- of which consumer finance	6.4	6.3
- of which other unsecured lending	5.5	5.7
RWAs	42.6	42.4
Customer deposits	138.9	137.3
- of which savings	68.9	70.3
- of which current accounts	56.8	53.2

•	Mortgage net lending was £1.3bn, with the total stock balance up at £154.1bn. This was driven by strong approval volumes and mortgage retention, with c.80% of maturing Santander UK mortgages retained. The SVR attrition was £2.4bn (2015: £8.1bn).

•	Consumer finance balances increased 2%, driven by increased car dealers funding, which was partially offset by lower retail customer loans. Other unsecured lending balances, which include bank overdrafts, unsecured personal loans (UPL), and credit cards, decreased 4% in an increasingly competitive market.

•	Customer deposits increased £1.6bn as current account balances continued to grow strongly, mainly through our 1I2I3 Current Account with a net inflow of £3.6bn in total current account balances. This growth was offset by lower demand for savings products with balances reducing £1.4bn.

1.	Comprised of ‘Net fee and commission income’ and ‘Net trading and other income’.

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Quarterly Management Statement, 31 March 2016

Retail Banking (continued)

Business volumes [1]	Q1’16	Q1’15
Mortgage gross lending	£7.1bn	£5.0bn
Mortgage net lending	£1.3bn	£(0.4)bn
Consumer finance gross lending	£826m	£441m
Consumer finance net lending	£139m	£63m
Other unsecured net lending	£(218)m	£211m

•	Mortgage gross lending was £7.1bn, with applications up 12% over the year, while we helped 5,700 first-time buyers (£900m of gross lending) purchase their new home. Interest-only mortgage balances decreased £0.3bn to £54.8bn (Dec’15: £55.1bn) while BTL mortgage balances increased £1.0bn to £6.0bn (Dec’15: £5.0bn).

•	We have continued to build our BTL book, which now represents 4% of our total mortgage book, focusing on non-professional landlords, as this segment is more closely aligned with residential mortgages, and also accounts for the majority of the BTL market. In Q1’16, we completed 5,300 BTL mortgages, representing 14% of new business flow, at an average LTV of 71%. We saw a peak in BTL mortgages in the quarter, ahead of the stamp duty increase.

•	Consumer finance gross lending was £826m and net lending £139m, driven by increases in new car registrations and an expansion in business streams, including motorbikes and leisure vehicles.

•	Other unsecured net lending balances, which include bank overdrafts, unsecured personal loans (UPL), and credit cards, decreased due to lower new credit card sales in an increasingly competitive environment.

Business development

•	In March 2016, we were the first UK bank to introduce voice banking technology to our digital proposition. The SmartBank mobile app has been enhanced to allow verbal query of card spend, so that customers can track and calculate their spending patterns as well as eliminate the need to search through statements. Further development of the technology will allow customers to fully service their accounts verbally, and is expected to be launched later this year. In parallel, we are working with a number of Fintech companies to identify innovative solutions that will benefit our customers; one such example is a link-up with Kabbage to deliver an innovative SME lending platform.

•	We gained an average of 1,400 new active mobile users every day in Q1’16, and in the same period 43% of our mortgages were retained online, 34% of total openings of current accounts and 46% of credit cards were made through digital channels.

•	The focus of our digital transformation programme is to make it easier for customers to see, manage and open products via digital platforms. In March 2016, the Business Current Accounts application form was shortened and optimised for mobile users, making it easier for small business customers to open a Start Up Account or switch their Business account to Santander. The Account Alerts set up process within Online Bank has been simplified to help more customers stay informed and in control of their accounts. Our 675,000 Account Alert users increased 28% in the quarter.

•	We are growing our Wealth Management business, building on existing foundations, to provide an innovative proposition that improves customer loyalty. In 2015, we established a Financial Planning service and now offer investment advice to customers on a range of products via our branch network. Further development is underway to build our digital proposition for investment, and we plan to launch an execution only investment platform later this year.

•	1I2I3 World customers continued to increase, although at a slightly slower rate than in 2015, with 131,000 new customers in the quarter. A reduction in 1I2I3 openings has been partially offset by an increase in openings of alternative products. Liability growth remained strong and we continue to be a net gainer in the current account switcher market. Whilst, as anticipated, there has been an increase in 1I2I3 current account and credit card closures following the fee changes, 1I2I3 accounts remain leading products which offer significant value.

1.	Gross and net lending figures exclude any assets purchased or transferred during the year.

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Quarterly Management Statement, 31 March 2016

Commercial Banking

Commercial Banking offers a wide range of products and financial services to customers through a network of regional Corporate Business Centres (CBCs) and through telephony and digital channels. The management of our customers is organised according to their annual turnover (£250,000 to £50m for SMEs, and £50m to £500m for mid corporates), enabling us to offer a differentiated service to SMEs and mid corporate customers.

Summary income statement	Q1’16 £m	Q1’15 £m	Change %	Q4’15 £m	Change %
Net interest income	122	108	13	124	(2)
Non-interest income [1]	24	27	(11)	23	4

Operating income	146	135	8	147	(1)

Operating expenses before impairment losses, provisions and charges	(86)	(82)	5	(84)	2
Impairment losses on loans and advances	(1)	(7)	(86)	(15)	(93)
Provisions for other liabilities and charges	—	—	n.m.	(23)	(100)

Profit before tax	59	46	28	25	136

Income statement analysis (Q1’16 compared to Q1’15)

•	Net interest income increased 13%. This was a result of continued growth in customer lending and higher deposits than in Q1’15 due to the enhanced franchise and broader range of services.

•	Non-interest income decreased 11%, due to a Q1’15 gain on a rates management customer transaction of c. £3.5m. Higher fees from international payments, up 18%, and digital and payment fees, up 33%, were offset by lower lending fees.

•	Operating expenses before impairment losses, provisions and charges rose 5%, reflecting the investment in our expanded footprint and network of CBCs.

•	Impairment losses on loans and advances decreased to £1m.

•	There were no provisions for other liabilities and charges in the quarter.

Balances	31.03.16 £bn	31.12.15 £bn
Customer loans	21.2	20.9
- of which SMEs	13.5	13.6
- of which mid corporate	7.7	7.3
RWAs	20.8	20.9
Customer deposits	18.1	18.1

•	Customer loans increased £0.3bn to £21.2bn, maintaining a positive momentum in an increasingly competitive market.

•	RWAs decreased with reductions in undrawn facilities, partially offset by an increase in the loan balance.

•	We continued to attract deposit balances through our strong customer relationships, supported by an expanded product range and our enhanced banking platform, with seasonal factors impacting deposit flow in the period.

1.	Comprised of ‘Net fee and commission income’ and ‘Net trading and other income’.

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Quarterly Management Statement, 31 March 2016

Commercial Banking (continued)

Business volumes	Q1’16	Q1’15
New facilities	£2,178m	£2,190m
Bank account openings	1,750	1,900
Online banking (Connect) active users	25,995	22,725

•	New facilities remain broadly flat and bank account openings decreased 8%, in an increasingly competitive market and amid macro-economic uncertainty. Our Relationship Managers (RM) continue to build their portfolios, leveraging our comprehensive suite of products and services and international and structured finance expertise.

•	There was a continuation in the pickup of our corporate banking platform ‘Connect’, with active users increasing 14% year on year.

Business development

•	Our focused approach to relationship management and an expanded footprint enables our RMs to deepen client relationships with business development opportunities and customised solutions. We expect our RMs to grow their portfolios and improve returns substantially, following the productivity curve achieved by RMs in our more mature CBCs.

•	At the moment, RMs are responsible for an average of 50 clients, a small portfolio that enables better client service with deeper relationships. Our extensive network of CBCs ensures close proximity to our clients, so that they have direct access to the personal support they expect.

•	Building on the expertise and presence of the wider Banco Santander SA, we offer clients international solutions to develop and manage their business through our global network. Target clients, of which c. 70% [1] engage in international trade, can use platforms such as Connect, Trade Portal, Trade Club and the Santander Passport service, to expand and manage their business internationally. These clients are less exposed to macro-economic events, have a lower rate of default and tend to have a single banking relationship. By focusing on specific sectors, we continue to develop expertise in meeting our clients’ needs and increase customer advocacy.

•	Through Breakthrough Talent, we continue to help businesses connect with the talent they need and have supported 637 work placements and internships in the quarter, from our network of 81 Santander partnership universities.

•	Our first Breakthrough Trade Mission to China took place in March providing an opportunity for eight businesses to connect with key players in this important trading market. The visit was organised as a collaboration between Santander UK, Santander Asia, and our strategic alliance partner, Bank of Shanghai. We also held a video link (Virtual) Trade Mission with the United States of America, involving nine businesses. Furthermore, 360 businesses attended our International Round Table events to hear from country experts, including drawing up a number of bespoke international expansion plans.

•	As part of the Breakthrough Growth Capital, we assisted four businesses in accessing £11.4m of facilities. Since inception the Growth Capital team, they have completed 96 loans for 75 companies, providing £265m of facilities, which has created over 4,000 jobs.

•	Our innovative offering was recognised at the 2016 Business Moneyfacts Awards, winning a number of prestigious awards including: ‘Business Bank of the Year’ for the second consecutive year and the ‘Innovation in the SME Finance Sector’ to name a few. The industry recognition is a testament to Santander UK’s commitment to become the bank of choice for UK companies and shows the strength of our overall value proposition for businesses, built on our relationship banking approach.

1.	Source: Office for National Statistics. Proportion of businesses trading internationally with annual turnover between £10m to £500m.

Santander UK Group Holdings plc	13

Quarterly Management Statement, 31 March 2016

Global Corporate Banking

Global Corporate Banking (GCB) services corporate clients and financial institutions, which because of their size, complexity or sophistication, require specially tailored services or value-added wholesale products. It offers risk management and other value-added financial services to large corporates, with a turnover above £500m per annum, and financial institutions as well as to the rest of Santander UK’s businesses.

Summary income statement	Q1’16 £m	Q1’15 £m	Change %	Q4’15 £m	Change %
Net interest income	19	21	(10)	16	19
Non-interest income [1]	97	88	10	78	24

Operating income	116	109	6	94	23

Operating expenses before impairment losses, provisions and charges	(67)	(73)	(8)	(70)	(4)
Impairment losses on loans and advances	—	1	(100)	(7)	(100)
Provisions for other liabilities and charges	—	—	n.m.	(14)	(100)

Profit before tax	49	37	32	3	>100%

Income statement analysis (Q1’16 compared to Q1’15)

•	Net interest income decreased 10% to £19m, with continued margin compression partially offset by ongoing demand for project and acquisition finance, syndicated loans, transactional services and factoring products.

•	Non-interest income increased 10% to £97m, underpinned by strong demand for our derivative and cash sales activities.

•	Operating expenses before impairment losses, provisions and charges decreased 8% to £67m. This was mainly due to the timing of expenses.

•	Loans and advances were adequately provisioned, with no new charges in the quarter.

•	There were no provisions for other liabilities and charges in the period.

Balances	31.03.16 £bn	31.12.15 £bn
Customer loans	6.3	5.5
RWAs	15.7	15.4
Customer deposits	3.0	3.0

•	Customer loans increased to £6.3bn, with two sizeable client drawdowns, in addition to other refinancing and origination activities relating to syndicated loans, project and acquisition finance, and transactional services.

•	RWAs increased 2% in the period, due to higher credit risk in line with asset growth. RWAs attributable to customer loans equated to £8.2bn (Dec’15: £7.8bn).

•	Customer deposits were unchanged at £3.0bn.

Business development

•	We continue to develop our larger corporate and institutional client franchise and our product offering in banking and capital markets. We anticipate a further two years of investment in order to complete a service complementary to the one we now have in place for our smaller corporate customers.

•	Our target business model is client-centric, with an integrated customer experience that leverages Banco Santander SA’s international presence with wholesale product expertise. Our objective is to offer corporate customers a compelling product and advisory catalogue, and position ourselves as a niche player with institutional clients.

•	We are focusing the business mix on core banking activities such as global transaction banking, Debt Capital Markets (DCM) solutions, supply chain finance, cash management, and private placement capabilities in order to offer products our customers require.

•	Our digital foreign exchange platform, ‘Santander Flame’ allows corporate customers to execute and manage their foreign exchange risk in one place. Santander Flame average monthly traded volume has grown 21% relative to the Q4’15 average of £65m per month, with the introduction of new functionalities.

1.	Comprised of ‘Net fee and commission income’ and ‘Net trading and other income.

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Quarterly Management Statement, 31 March 2016

Corporate Centre

Corporate Centre predominantly consists of the non-core corporate and treasury legacy portfolios. Corporate Centre is also responsible for managing capital and funding, balance sheet composition and structure and strategic liquidity risk. The non-core corporate and treasury legacy portfolios are being run-down and/or managed for value.

Summary income statement	Q1’16 £m	Q1’15 £m	Change %	Q4’15 £m	Change %
Net interest income	4	12	(67)	15	(73)
Non-interest income [1]	13	5	160	26	(50)

Operating income	17	17	—	41	(59)

Operating expenses before impairment losses, provisions and charges	(15)	—	n.m.	—	n.m.
Impairment losses on loans and advances	2	4	(50)	2	—
Provisions for other liabilities and charges	—	—	n.m.	3	(100)

Profit / (loss) before tax	4	21	(81)	46	(91)

Income statement analysis (Q1’16 compared to Q1’15)

•	Net interest income decreased 67%, reflecting the re-pricing of funding of the commercial balance sheet.

•	Non-interest income increased, due to mark-to-market movements of instruments used to hedge debt issuance and other portfolios, in line with Santander UK’s risk management policies.

•	Operating expenses before impairment losses, provisions and charges increased due to regulatory compliance and project costs relating to Banking Reform.

•	Impairment losses on loans and advances were largely offset by provision releases in the non-core portfolio as a result of asset disposals and repayments.

•	There were no provisions for other liabilities and charges in the period.

Balances	31.03.16 £bn	31.12.15 £bn
Non-core customer loans	7.4	7.4
- of which Social Housing	6.2	6.2
RWAs	7.4	7.1
Customer deposits	3.3	3.9

•	Non-core customer loans were unchanged in the quarter, although we continue to implement our ongoing exit strategy from individual loans and leases to run-down the non-core corporate and legacy portfolios.

•	RWAs remained flat with the reduction in non-core customer loan exposures offset by an increased operational risk charge. RWAs attributable to non-core customer loans amounted to £1.4bn (Dec’15: £1.5bn).

•	Customer deposits decreased £0.6bn, 15% year-on-year, as we continue to rebalance the deposit base tenor.

1.	Comprised of ‘Net fee and commission income’ and ‘Net trading and other income’.

Santander UK Group Holdings plc	15

Quarterly Management Statement, 31 March 2016

Appendix 1 – Notes

•	Acquisition of PSA Finance UK Limited

On 3 February 2015, the Santander UK group through Santander Consumer (UK) plc (SCUK) entered into an agreement with Banque PSA Finance, SA (BPF), the auto finance unit of Group PSA Peugeot Citroën, to purchase 50% of the shares of PSA Finance UK Limited (PSA). PSA, BPF and SCUK have set up a cooperation to offer a range of consumer finance and insurance products and services for individuals, businesses and distribution networks in the automotive industry. The aggregate consideration paid by SCUK for the shares was £109m. PSA Finance UK Limited has been consolidated as Santander UK directs its activities. For further details on the acquisition, refer to the Santander UK Group Holdings plc 2015 Annual Report.

•	Adjusted figures and ratios

The financial results for 2015 include conduct remediation charges, both PPI and non-PPI. With other non-PPI provision charges of a similar magnitude as evidenced historically, only the PPI provision charges were deemed to be material in understanding the underlying operating trends of the business.

Relevant figures and ratios for 2015, which aid review of the business and operational results, have been adjusted for £450m of PPI provision charges, and are outlined in the tables below. These adjusted figures and ratios are non-IFRS measures:

FY’15 £m
Profit before tax	1,342

Adjust for: PPI provision charge	(450)
Adjusted profit before tax	1,792

CET 1 capital ratio [1]	31.12.15 £m
Common Equity Tier 1 capital (A)	9,991
Adjust for: PPI provision charge after tax and dividend paid	258

Adjusted Core Equity Tier 1 capital (B)	10,249

Risk Weighted Assets (C)	85,826

Adjusted CET 1 capital ratio(B/C)	11.9%
CET 1 capital ratio (A/C)	11.6%

PRA end point Tier 1 leverage ratio [2]	31.12.15 £m
End-point Tier 1 capital (A)	11,536
Adjust for: PPI provision charge after tax and dividend paid	258

Adjusted end-point Tier 1 capital (B)	11,794

Regulatory exposure (C)	284,953

Adjusted PRA end point Tier 1 leverage ratio(B/C)	4.1%
PRA end point Tier 1 leverage ratio (A/C)	4.0%

1.	For the definition of CET 1 capital ratio see Appendix 2 - Definitions. Adjusted CET 1 capital ratio is calculated in the same manner as CET 1 capital ratio except that the profit attributable to equity holders of the parent is adjusted to remove the impact of the after tax PPI provision charge and the 50% deduction for ordinary dividend payment.
2.	For the definition of PRA end point Tier 1 leverage ratio see Appendix 2 - Definitions. Adjusted PRA end point Tier 1 leverage ratio is calculated in the same manner as PRA end point Tier 1 leverage ratio except that the profit attributable to equity holders of the parent is adjusted to remove the impact of the after tax PPI provision charge and the 50% deduction for ordinary dividend payment (cumulative for both periods in 2015).

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Quarterly Management Statement, 31 March 2016

Appendix 1 – Notes (continued)

•	Bacs (previously Payments Council) – Current Account Switch Service (CASS) guarantee

On 16 September 2013, Bacs (previously Payments Council) launched CASS. The service is free-to-use for consumers, small charities, small businesses and small trusts, and is designed to make switching current accounts from one bank or building society to another, simpler, reliable and hassle-free, thus removing customers’ perceived barriers to switching. The service is backed by a customer guarantee and aims to increase competition in the high street, support the entry of new banks in the current account marketplace and give customers greater choice if they want to switch.

The published Bacs branded data referenced is for switches completing between 1 October 2014 and 30 September 2015 and shows Santander UK gained 303,568 switchers, with a net gain of 226,983. The branded data is published six months in arrears. Bacs data for the industry shows 2,611,910 full switches were completed between 16 September 2013 and 31 March 2016. Santander UK management information identifies 668,200 full switchers in the same period, representing approximately one-in-four full switches.

•	Corporate lending (Commercial Banking and Global Corporate Banking)

Total lending to corporates is defined as the combined lending of Commercial Banking and Global Corporate Banking. Total corporate lending is a non-IFRS measure which combines the reportable segments of Commercial Banking and Global Corporate Banking as these are disclosed under IFRS. This measure is not a substitute to such IFRS measures and is being presented for informational purposes given it is a metric that is not required to be disclosed by a government, governmental authority or self-regulatory organisation.

31.03.16	Customer loans £bn	NPLs £m	NPL ratio %	NPL coverage %	3M Gross write-offs £m	Loan loss allowance £m
Commercial Banking	21.2	609	2.87	41	5	249
Global Corporate Banking	6.3	10	0.16	340	—	34

Total corporate lending	27.5	619	2.25	46	5	283

31.12.15	Customer loans £bn	NPLs £m	NPL ratio %	NPL coverage %	12M Gross write-offs £m	Loan loss allowance £m
Commercial Banking	20.9	586	2.80	44	83	260
Global Corporate Banking	5.5	10	0.18	330	28	33

Total corporate lending	26.4	596	2.26	49	111	293

•	Corporate customer satisfaction

The Charterhouse UK Business Banking Survey is an ongoing telephone based survey designed to monitor usage and attitude of UK businesses towards banks. 15,000 structured telephone interviews are conducted each year among businesses of all sizes from new start-ups to large corporates with annual sales of £1bn. The data is based upon 5,444 interviews made in the year ending Dec’15 with businesses turning over £250k to £50m per annum and are weighted by region and turnover to be representative of businesses in Great Britain. Satisfaction is based on a five point scale (% Excellent / Very good). The competitor set included in this analysis is Barclays, RBS, HSBC, Lloyds, TSB and NatWest.

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Quarterly Management Statement, 31 March 2016

Appendix 1 – Notes (continued)

•	2016-2018 KPIs and targets

These KPIs were established at the 2015 Banco Santander Investor Day and set for the period 2016-2018, based on the forecast and outlook then in place. All KPIs are presented as at 31 March 2016. We will report annually on people, communities, and net fee income CAGR KPIs.

Reported KPIs are based on spot balances at these dates with the exception of the CIR, RoTE 1, and customer satisfaction, which are based on performance in the relevant period or year. Customer satisfaction is based on a rolling 12-month average calculated for the twelve months ended 31 March 2016. The figure for people supported is the cumulative of 1 January 2016 to 31 December 2018. Loyal SME and Corporate customers includes business banking customers reported in the Retail Banking customer business segment.

•	Retail customer satisfaction

The Financial Research Survey (FRS) is a monthly personal finance survey of around 5,000 consumers prepared by the independent market research agency, GfK. The current account customer satisfaction score refers to the proportion of extremely and very satisfied main current account customers.

The ‘retail customer satisfaction’ score refers to proportion of extremely and very satisfied customers across mortgages, savings, main current accounts, home insurance, UPLs and credit cards, based on a weighting of those products calculated to reflect the average product distribution across Santander UK and competitor brands. Data shown is for the twelve months ending 31 March 2016 and compared against twelve months ending data for the period as indicated.

The competitor set used to calculate the product weights is made up of Barclays, Halifax, HSBC, Lloyds Bank, Nationwide and NatWest. The competitor set included in this analysis for the ranking and highest performing peers is Barclays, Halifax, HSBC, Lloyds Bank, and NatWest.

•	1I2I3 World customer profile and metrics

1I2I3 World continues to transform our customer profile, building deeper, more durable and more valuable relationships: 95% of 1I2I3 Current Account holders have a primary banking relationship (vs. 46% for our non-1I2I3 Current Account); on average 1I2I3 World customers hold 2.2 products (vs. 1.5); and average liabilities (banking and savings) held by 1I2I3 Current Account holders are 5.3x 2 higher than for non-1I2I3 Current Account customers.

1.	Non-IFRS measure. See Appendix 1.
2.	Average account balances are combined savings and banking liability balances.

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Quarterly Management Statement, 31 March 2016

Appendix 1 – Non-IFRS measures

This document includes certain financial measures, which are not accounting measures within the scope of IFRS. Such non-IFRS measures are defined as ones that measure historical or future financial performance, financial position or cash flows but which exclude or include amounts that would not be adjusted in the most comparable IFRS measures. Such measures are defined further in the footnotes that follow including, where relevant, reconciliations to the nearest IFRS measure. These non-IFRS measures are not a substitute for IFRS measures.

RoTE [1]	31.03.16 £m	31.12.15 £m
Profit attributable to equity holders of the parent (A)	1,473	914
Adjust for: FSCS and UK Bank Levy phasing [2]	(133)	—

Adjusted profit attributable to equity holders of the parent (B)	1,340	914

Average ordinary shareholders’ equity (C)	14,006	13,390
Average goodwill and other intangible assets	(2,255)	(2,209)

Average tangible equity (D)	11,751	11,181

Adjust for: dividend payment and annualised PAT [1]	467	—

Adjusted average tangible equity (E)	12,218	11,181

Return on ordinary shareholders’ funds (A/C)	10.5%	6.8%

Adjusted RoTE (B/E)	11.0%	8.2%
RoTE (A/D)	12.5%	8.2%

Banking net interest margin [3]	31.03.16 £m	31.12.15 £m
Net interest income (annualised) (A)	3,561	3,575
Average interest earning assets (B)	238,000	232,918
Average customer assets (C)	199,688	195,529

Net interest margin (A/B)	1.50%	1.53%

Banking net interest margin (A/C)	1.78%	1.83%

Total corporate lending

Total corporate lending is a non-IFRS measure which combines the reportable segments of Commercial Banking and Global Corporate Banking as these are disclosed under IFRS. See page 17.

Other adjusted figures and ratios

Adjusted profit before tax, adjusted CET 1 capital ratio, adjusted end-point Tier 1 capital and adjusted PRA end point Tier 1 leverage ratio are non-IFRS measures which adjusted the equivalent IFRS figures and ratios for £450m of PPI provision charges in 2015. See page 16.

1.	For the definition of RoTE see Appendix 2 - Definitions. Adjusted RoTE is annualised and adjusted for the UK Bank Levy and FSCS phasing that in 2015 amounted to £101m and £76m respectively, and the biannual dividend payments. Management reviews adjusted RoTE/RoTE in order to measure the overall profitability of Santander UK and believes that presentation of these financial measures provides useful information to investors regarding Santander UK’s results of operations.
2.	Quarterly trends were impacted by FSCS charges and the UK Bank Levy. Although these represent annual charges, they are required under IFRS to be charged on 1 April and 31 December, respectively, of each year. Therefore, to show the underlying trends, the profit before tax has been further adjusted to spread these costs equally over the quarters.
3.	For the definition of Banking NIM see Appendix 2 - Definitions. Management reviews Banking NIM in order to measure the overall profitability of Santander UK and believes that presentation of this financial measure provides useful information to investors regarding Santander UK’s results of operations.

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Quarterly Management Statement, 31 March 2016

Appendix 2 – Definitions

Our glossary of the main terms is now online at:

www.santander.co.uk/uk/about-santander-uk/investor-relations-glossary

Term	Definition

1I2I3 World	The 1I2I3 World is the marketing name for a suite of products offering customers a range of benefits such as cashback and tiered interest, preferential rates on mortgages and house insurance and special deals. The products include the 1I2I3 Current Account, the 1I2I3 Credit Card, and additional current accounts tailored to specific stages in a person’s life, such as the 1I2I3 Mini (for children, in Trust), Student, Graduate, and Postgraduate accounts.

1I2I3 World customer	A customer who holds one or more 1I2I3 products. Trustees are not classed as 1I2I3 World customers. Also excludes automatic upgrade of accounts as part of product simplification.

Banking NIM	Net interest margin (NIM). Net interest income divided by average customer assets.

Business Banking	Enterprises with a turnover of up to £250,000 per annum.

CET 1 capital	Common Equity Tier 1 (CET 1) capital is the Called-up share capital and eligible reserves less deductions calculated in accordance with the CRD IV implementation rules as per the PRA Policy Statement PS7/13. CET 1 capital ratio is CET1 capital as a percentage of risk weighted assets.

Corporates	Include SMEs with an annual turnover of between £250,000 and £50m, mid corporate customers between £50m and £500m and large corporate customers above £500m.

Coverage ratio	Impairment loss allowances as a percentage of total non-performing loans and advances. See non-performing loans and advances tables in the Risk review for industry specific definitions of individual products.

Customer accounts/ customer deposits	Money deposited by all individuals and companies that are not credit institutions. Such funds are recorded as liabilities in the Santander UK group’s balance sheet under Deposits by Customers, Trading Liabilities or Financial Liabilities designated at Fair Value.

Customer funding gap	Customer loans less customer deposits.

Digital customers	Digital customers reflect the number of customers who have logged onto Retail or Business online banking or mobile app at least once in the month, in line with Banco Santander SA reporting.

Dividend payout ratio	Equity dividend declared as a percentage of earnings attributable to ordinary shareholders (profit after tax less payment of dividend on equity accounted instruments and non-controlling interest). Dividend declared can be lower than target pay-out ratio of 50% for timing reasons. The payment of each dividend is subject to regulatory approval.

Impaired loans	Loans where the Santander UK group does not expect to collect all the contractual cash flows or to collect them when they are contractually due.

Loan impairment provisions	An impairment loss allowance held on the balance sheet as a result of the raising of a charge against profit for the incurred loss in the lending book. An impairment loss allowance may be either identified or unidentified and individual or collective.

Impairment losses	The raising of a charge against profit for the incurred loss inherent in the lending book following an impairment review. For financial assets carried at amortised cost, impairment losses are recognised in the income statement and the carrying amount of the financial asset or group of financial assets is reduced by establishing an allowance for impairment losses. For available-for-sale financial assets, the cumulative loss including impairment losses is removed from equity and recognised in the income statement.

Liquid assets coverage of wholesale funding of less than one year	Eligible liquidity pool divided by wholesale funding with a residual maturity of less than one year.

Liquidity Coverage Ratio (LCR)	The ratio of the stock of high quality liquid assets to expected net cash outflows over the next 30 days. High quality liquid assets should be unencumbered, liquid in markets during a time of stress and ideally be central bank eligible. The Basel III rules require this ratio to be at least 100%. This is reported on a single liquidity sub-group (‘DolSub’) basis, which comprises Santander UK plc and its subsidiaries Abbey National Treasury Services plc and Cater Allen Ltd.

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Quarterly Management Statement, 31 March 2016

Appendix 2 – Definitions (continued)

Term	Definition

LCR eligible liquidity pool	Assets eligible for inclusion in the LCR as high quality liquid assets.

Loan loss rate	Defined as a rolling twelve months impairment charge on loans and advances divided by average loans and advances.

Loan-to-deposit ratio (LDR)	LDR is calculated as loans and advances to customers (excluding reverse repos) divided by deposits by customers (excluding repos).

Loan-to-income multiple	An average earnings multiple of new business at inception.

Loan to value ratio (LTV)	The amount of a first mortgage charge as a percentage of the total appraised value of real property. The LTV ratio is used in determining the appropriate level of risk for the loan and therefore the price of the loan to the borrower. LTV ratios may be expressed in a number of ways, including origination LTV and indexed LTV.

Loyal customers	Primary banking current account customers (those who have a minimum credit turnover of at least £500 per month and at least two direct debits on the account) who hold an additional product.

Mortgages	Refers to residential retail mortgages only and excludes social housing and commercial mortgage assets.

Mortgage retention	Applied to mortgages four months post-maturity and is calculated as a twelve-month average of retention rates.

n.m.	Not meaningful.

Non-performing loans (NPLs)	Loans and advances are classified as non-performing typically when the counterparty fails to make payments when contractually due for three months or longer, although there can be additional qualifying criteria depending upon the business segment and product. For additional information on the definition of NPLs, see ‘Credit risk management – risk measurement and control’ in the Risk review section of the 2015 Annual Report.

NPL ratio	NPLs as a percentage of loans and advances to customers.

PRA end point Tier 1 leverage ratio	CRD IV end point Tier 1 capital divided by exposures as defined by the European Commission Delegated Regulation 2015/62 of October 2014.

Return on average tangible equity (RoTE)	The profit after tax attributable to equity holders of the parent, divided by average shareholders’ equity less non-controlling interests, other equity instruments and average goodwill and other intangible assets.

Risk weighted assets	A measure of a bank’s assets adjusted for their associated risks. Risk weightings are established in accordance with the Basel Capital Accord as implemented by the PRA.

Santander UK	Refers to Santander UK Group Holdings plc and its subsidiaries.

Select customers	Customers who have a monthly credit turnover of £5k, savings, banking and investments worth £75k or properties worth a minimum of £500k. ‘Affluent customers’ have a monthly credit turnover of £4k-5k, savings, banking and investments worth £25k-75k or properties worth £350k-500k.

SVR	Standard Variable Rate for mortgages.

Total wholesale funding	Comprises the sum of all outstanding debt securities, structured issuance (including firm financing repurchase agreements), subordinated debt and capital issuance and non-customer deposits. Total wholesale funding excludes any collateral received as part of the FLS.

Wholesale funding with a residual maturity of less than one year	Wholesale funding which has a residual maturity of less than one year at the balance sheet date.

Santander UK Group Holdings plc	21

Quarterly Management Statement, 31 March 2016

Appendix 3 – Income statement and balance sheet

The information in this Quarterly Management Statement, and this Appendix, is unaudited and does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 or interim financial statements in accordance with International Accounting Standard 34 ‘Interim Financial Reporting’.

The information in this Appendix has been prepared in accordance with Santander UK’s previously stated accounting policies described in its 2015 Annual Report.

Summarised consolidated income statement	Q1’16 £m	Q1’15 £m
Net interest income	885	885
Non-interest income [1]	270	258

Total operating income	1,155	1,143

Operating expenses before impairment losses, provisions and charges	(599)	(602)

Impairment losses on loans and advances	(13)	(53)
Provisions for other liabilities and charges	(11)	(18)

Total operating impairment losses, provisions and charges	(24)	(71)

Profit before tax	532	470
Tax on profit	(154)	(93)

Profit after tax for the year	378	377

Summary of segmental balance sheet assets and liabilities	31.03.16 £bn	31.12.15 £bn
Customer loans
Retail Banking	166.0	164.8
Commercial Banking	21.2	20.9
Global Corporate Banking	6.3	5.5
Corporate Centre	7.4	7.4

Total customer loans	200.9	198.6

Other assets	87.8	82.8

Total assets	288.7	281.4

Customer deposits
Retail Banking	138.9	137.3
Commercial Banking	18.1	18.1
Global Corporate Banking	3.0	3.0
Corporate Centre	3.3	3.9

Total customer deposits	163.3	162.3
Other liabilities	109.2	103.4

Total liabilities	272.5	265.7

Summarised consolidated capital	31.03.16 £bn	31.12.15 £bn
Capital – CRD IV
Total qualifying regulatory capital	14.8	14.9
Risk Weighted Assets (RWAs)	86.5	85.8
Total capital ratio	17.1%	17.4%

Distributable items (CRR / CRD IV)	4.1	4.2

1.	Comprised of ‘Net fee and commission income’ and ‘Net trading and other income’.

Santander UK Group Holdings plc	22

Quarterly Management Statement, 31 March 2016

Appendix 4 – Supplementary consolidated information for Santander UK plc and its controlled entities

Santander UK plc is the principal subsidiary of Santander UK Group Holdings plc. The summarised consolidated income statement, summary of segmental balance sheet assets and liabilities, and capital for Santander UK plc and its controlled entities are shown below.

The information in this Appendix is unaudited and does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 or interim financial statements in accordance with International Accounting Standard 34 ‘Interim Financial Reporting’. The information in this Appendix has been prepared in accordance with Santander UK plc’s previously stated accounting policies described in its 2015 Annual Report filed on form 20-F.

Summarised consolidated income statement	Q1’16 £m	Q1’15 £m
Net interest income	885	885
Non-interest income [1]	270	258

Total operating income	1,155	1,143

Operating expenses before impairment losses, provisions and charges	(598)	(602)

Impairment losses on loans and advances	(13)	(53)
Provisions for other liabilities and charges	(11)	(18)

Total operating impairment losses, provisions and charges	(24)	(71)

Profit before tax	533	470
Tax on profit	(154)	(93)

Profit after tax for the period	379	377

Summary of segmental balance sheet assets and liabilities	31.03.16 £bn	31.12.15 £bn
Customer loans
Retail Banking	166.0	164.8
Commercial Banking	21.2	20.9
Global Corporate Banking	6.3	5.5
Corporate Centre	7.4	7.4

Total customer loans	200.9	198.6
Other assets	87.8	82.8

Total assets	288.7	281.4

Customer deposits
Retail Banking	138.9	137.3
Commercial Banking	18.1	18.1
Global Corporate Banking	3.0	3.0
Corporate Centre	3.3	3.9

Total customer deposits	163.3	162.3
Other liabilities	109.2	103.4

Total liabilities	272.5	265.7

Summarised consolidated capital	31.03.16 £bn	31.12.15 £bn
Capital – CRD IV
Total qualifying regulatory capital	15.8	15.6
Risk Weighted Assets (RWAs)	86.5	85.8
Total capital ratio	18.2%	18.2%

1.	Comprised of ‘Net fee and commission income’ and ‘Net trading and other income’.

Santander UK Group Holdings plc	23

Quarterly Management Statement, 31 March 2016

Management Statement for Santander UK Group Holdings plc and Banco Santander SA

The results of Banco Santander SA for the three months ended 31 March 2016 are also released today and can be found at www.santander.com. The results of Santander UK are included within Banco Santander SA’s financial statements on a Banco Santander reporting basis. The results of Santander UK differ from the United Kingdom as reported by Banco Santander SA, due to different accounting treatments, consolidation adjustments and the treatment of the Banco Santander SA London Branch. The Banco Santander SA London Branch is not part of Santander UK but is included in the Banco Santander SA results for the United Kingdom.

Additional information about Santander UK and Banco Santander SA

Banco Santander SA (SAN.MC, STD.N, BNC.LN) is a leading retail and commercial bank, based in Spain, with a meaningful market share in 10 core countries in Europe and the Americas. Banco Santander SA is the largest bank in the euro zone by market capitalization and among the top banks on a global basis. Founded in 1857, Banco Santander had EUR 1.51 trillion in managed funds, 13,000 branches and 194,000 employees at the close of 2015. In 2015, Banco Santander made attributable profit of EUR 5,966 million, a 3% increase with respect to the previous year.

Santander UK is a financial services provider in the UK that offers a wide range of personal and commercial financial products and services. The bank serves around 14 million active customers with 20,200 employees and operates through 853 branches and 69 regional Corporate Business Centres.

Banco Santander SA has a standard listing of its ordinary shares on the London Stock Exchange and Santander UK Group Holdings plc and Santander UK plc continue to have preference shares listed on the London Stock Exchange.

Nothing in this announcement constitutes or should be construed as constituting a profit forecast.

Further information about Santander UK is available at our website: www.aboutsantander.co.uk.

A glossary of the main terms used in the Quarterly Management Statement is available at our website: www.santander.co.uk/uk/about-santander-uk/investor-relations-glossary.

Disclaimer

Santander UK Group Holdings plc (Santander UK) and Banco Santander SA both caution that this announcement may contain forward-looking statements. Such forward-looking statements are found in various places throughout this announcement. Words such as “believes”, “anticipates”, “expects”, “intends”, “aims” and “plans” and other similar expressions are intended to identify forward-looking statements, but they are not the exclusive means of identifying such statements. Forward-looking statements include, without limitation, statements concerning our future business development and economic performance. These forward-looking statements are based on management’s current expectations, estimates and projections and both Santander UK and Banco Santander SA caution that these statements are not guarantees of future performance. We also caution readers that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. We have identified certain of these factors on pages 329 to 349 of the Santander UK Group Holdings plc 2015 Annual Report. Investors and others should carefully consider the foregoing factors and other uncertainties and events. Undue reliance should not be placed on forward-looking statements when making decisions with respect to Santander UK, Banco Santander SA and/or their securities. Such forward-looking statements speak only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise. Statements as to historical performance, historical share price or financial accretion are not intended to mean that future performance, future share price or future earnings for any period will necessarily match or exceed those of any prior quarter.

Santander UK is a frequent issuer in the debt capital markets and regularly meets with investors via formal roadshows and other ad hoc meetings. In line with Santander UK’s usual practice, over the coming quarter it expects to meet with investors globally to discuss this Quarterly Management Statement, the results contained herein and other matters relating to Santander UK.

Santander UK Group Holdings plc	24